FORM 52-109F2R
CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that Equal Energy Ltd. (the “issuer”) has refiled the interim financial statements for the period ending March 31, 2011.

I, Don Klapko, President and Chief Executive Officer of Equal Energy Ltd., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended March 31, 2011.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i) material information relating to the issuer is made known to us by others, particularly during the period in which theinterim filings are being prepared and;
ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submittedby it under securities legislation is recorded, processed, summarized and reported within the time periods specified insecurities legislation; and

b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 N/A

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

May 26, 2011

Signed “Don Klapko”
Don Klapko
President and Chief Executive Officer